Cadbury plc (the “Company”)
Announcement of transaction in ordinary shares of 10p each by a Person Discharging Managerial
Responsibility (“PDMR”)

The Company was notified on 17 August 2009 that, on 17 August 2009, Chris Van Steenbergen acquired 24 ordinary shares in the capital of the Company at a price of £5.77 per share through participation in the Company’s all-employee share incentive plan.

This announcement is made following notification under Disclosure and Transparency Rule 3.1.4.

The transaction was carried out in London.

Contact:

H A Udow
Chief Legal Officer and Group Secretary
Tel: 01895 615007

18 August 2009